UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2006 Commission File Number 000-50112

Pan American Gold Corporation (Translation of registrant's name into English)

Suite 605 – 475 Howe Street, Vancouver, British Columbia V6C 2B3 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - [ ]

D/ljm/813636.1

ONTARIO

FORM 51-102F3 MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

State the full name of your company and the address of its principal office in Canada:

Pan American Gold Corporation (the “Company”)
(formerly Tri-lateral Venture Corporation)
#604 – 750 West Pender Street
Vancouver, BC V6C 2T7

Item 2.	Date of Material Change

January 24, 2006

Item 3.	News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of
National Instrument 51-102.

The Press Release dated January 24, 2006 disseminated via Canada Stockwatch, Market News and Businesswire.

Item 4.	Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announces that it has appointed Wiktor Musial to its board of directors and that
Richard Bachman has resigned as the Company’s President, CEO and director.

Item 5.	Full Description of Material Change

Supplement the summary required under item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without refer to other material.
Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.
The Company has appointed Wiktor Musial to its board of directors to fill the vacancy caused by the resignation of Richard Bachman. The Company has also entered into a
Settlement Agreement with Richard Bachman whereby the Company agreed to pay
US$60,000 to Mr. Bachman in settlement of all outstanding amounts payable to him pursuant to a Management Agreement between him and the Company. Mr. Bachman agreed to (i) release the Company from all claims; (ii) the immediate cancellation of his outstanding stock options; and (iii) the escrow of 166,666 shares of the Company to be released as to 1/3 every thirty days commencing on the day which is 61 days after the Settlement Agreement.

A copy of the Settlement Agreement dated January 10, 2006 with Richard Bachman is filed with this Material Change Report.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance of subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance. Not Applicable.

Item 7.	Omitted Information

State whether any information has been omitted on this basis that it is confidential information.
In a separate letter to the applicable regulator or securities regulatory authority marked
“Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not Applicable.

Item 8.	Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Michael Sweatman
Director
604.684.4312

Item 9.	Date of Report

January 26, 2006.

PAN AMERICAN GOLD CORPORATION

/s/ Greg Burnett Greg Burnett, Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Gold Corporation

/s/ Greg Burnett Greg Burnett, Director Date: January 26, 2006